Filed by Enterprise Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Enterprise Bancorp, Inc.

SEC File No.: 001-33912

Date: December 9, 2024

Dear Colleagues, Customers, and Shareholders,

We are excited to share that Enterprise Bank and Rockland Trust have signed a definitive merger agreement which will unite two strong local banks deeply committed to meeting the needs of our communities.

Enterprise Bank and Rockland Trust share the belief that banking isn’t just about transactions. It’s about making a meaningful, positive difference in the lives of local families, businesses, and the communities we serve. It’s about relationships.

We also understand that people do business with people. Our colleagues are critical to our success, and we are committed to fostering a caring and respectful culture where our colleagues can thrive. Dedicated to a strong workplace culture, both of our organizations have been recognized by The Boston Globe as “Top Places to Work” in Massachusetts for more than a decade.

We’re looking forward to welcoming you to our joint organization in the second half of 2025, subject to shareholder and regulatory approvals. Until then, you can expect it to be business as usual for each of our banks.

We promise to keep you up to date with regular communications as we work to merge Enterprise Bank into Rockland Trust. We look forward to getting to know you and working together to make this merger a success.

Best regards,

/s/ Jeffrey Tengel	/s/ Steven Larochelle
Jeffrey Tengel	Steven Larochelle
CEO	CEO
Rockland Trust Company	Enterprise Bank

Important Additional Information:

In connection with the proposed transaction, Independent Bank Corp. (“Independent”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement for a special meeting of Enterprise Bancorp, Inc.’s (“Enterprise”) shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the proxy statement/prospectus, as well as other filings containing information about Independent and Enterprise, can be obtained without charge, at the SEC’s website (https://www.sec.gov/) or at the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Investor Relations, 222 Merrimack Street in Lowell, Massachusetts 01852, Attention: Corporate Secretary, telephone (978) 656-5578. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Enterprise shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.